EXHIBIT 99.1



PASADENA, CA – February 8, 2021 – General Finance Corporation (NASDAQ: GFN), a leading specialty rental services company offering portable storage, modular space and liquid containment solutions in North America and in the Asia-Pacific region of Australia and New Zealand (the "Company"), today announced its consolidated financial results for the second quarter and six months ("YTD") ended December 31, 2020.

Second Quarter 2021 Highlights
- Rental revenues from our core non-liquid containment products in North America increased by 9% from the second quarter of fiscal year 2020.
- Leasing revenues were $58.4 million, compared to $60.8 million for the second quarter of fiscal year 2020.
- Leasing revenues, excluding the oil and gas sector, increased by 5% in North America and by 4% in the Asia-Pacific from the second quarter of fiscal year 2020.
- Leasing revenues comprised 66% of total non-manufacturing revenues versus 67% for the second quarter of fiscal year 2020.
- Total revenues were $89.1 million, compared to $92.1 million for the second quarter of fiscal year 2020.
- Adjusted EBITDA was $26.8 million, compared to $26.4 million for the second quarter of fiscal year 2020.
- Adjusted EBITDA margin was 30%, compared to 29% in the second quarter of fiscal year 2020.
- Net income attributable to common shareholders was $8.3 million, or $0.27 per diluted share, compared to net income attributable to common shareholders of $9.5 million, or $0.30 per diluted share, for the second quarter of fiscal year 2020. Included in these results were non-cash benefits of $2.6 million and $3.9 million in fiscal years 2021 and 2020, respectively, for the change in valuation of stand-alone bifurcated derivatives.
- Average fleet unit utilization was 80%, compared to 79% in the second quarter of fiscal year 2020.
- Entered one new market in the Asia-Pacific region through a greenfield location.
- Completed one acquisition in North America.
- Completed a $69.0 million public offering of 7.875% senior unsecured notes due 2025.
- Fully redeemed the 8.125% senior notes due 2021.

YTD 2021 Highlights
- Rental revenues from our core non-liquid containment products in North America increased by 7% from the first six months of fiscal year 2020.
- Leasing revenues were $110.7 million, compared to $119.7 million for the first six months of fiscal year 2020.
- Leasing revenues, excluding the oil and gas sector, increased by 3% in both North America and the Asia-Pacific from the first six months of fiscal year 2020.
- Leasing revenues comprised 65% of total non-manufacturing revenues versus 67% for the first six months of fiscal year 2020.
- Total revenues were $171.5 million, compared to $182.0 million for the first six months of fiscal year 2020.
- Adjusted EBITDA was $48.0 million, compared to $51.5 million for the first six months of fiscal year 2020.
- Adjusted EBITDA margin was 28% for both periods.
- Net income attributable to common shareholders was $11.5 million, or $0.38 per diluted share, compared to net income attributable to common shareholders of $14.5 million, or $0.46 per diluted share, for the first six months of fiscal year 2020. Included in these results were non-cash benefits of $1.9 million and $4.9 million in fiscal years 2021 and 2020, respectively, for the change in valuation of stand-alone bifurcated derivatives.
- Average fleet unit utilization was 77%, compared to 78% in the first six months of fiscal year 2020.
- Entered one new market in the Asia-Pacific region through a greenfield location.
- Completed one acquisition in North America.

Management Commentary

"We are very pleased with our performance in the second quarter of fiscal year 2021 in light of the ongoing challenges created by the current economic environment," said Jody Miller, President and Chief Executive Officer. "We were particularly pleased with the results of our core North America leasing operations at Pac-Van, where revenues increased 6% and adjusted EBITDA increased 8% from the second quarter of the prior fiscal year. We also were pleased that revenues in our Asia-Pacific operations remained steady and that adjusted EBITDA, aided by the stronger Australian dollar between the periods, increased by 5% from the prior year. While reduced drilling activity in Texas once again adversely affected Lone Star's liquid containment business, we saw conditions improve in the oil and gas market from the first quarter and are cautiously optimistic about this sector for the remainder of our fiscal year."

Mr. Miller concluded, "The physical health and safety of our employees and customers remain our foremost concern. Our locations remain open, operating under flexible work practices, while maintaining the same level of safety and service that our customers expect. We have demonstrated that our business is resilient and our management team has the experience to navigate very effectively through this environment."

Charles Barrantes, Executive Vice President and Chief Financial Officer, added, "Our solid second quarter financial results, combined with the successful completion of the public offering of our new 7.875% senior unsecured notes and the redemption of our 8.125% senior notes, strengthened our financial position and reduced our overall cost of capital. Further, we used strong first half free cash flow to invest in our lease fleet to drive organic growth, complete an accretive acquisition and reduce debt. We expect to continue generating strong free cash flow for the remainder of the fiscal year."

Second Quarter 2021 Operating Summary

North America
Revenues from our North American leasing operations for the second quarter of fiscal year 2021 totaled $59.4 million, compared with $60.6 million for the second quarter of fiscal year 2020, a decrease of 2%. Leasing revenues decreased by 7% on a year-over-year basis. The decrease in leasing revenues occurred primarily in the oil and gas sector, substantially attributable to Lone Star. This decrease was partially offset by revenue increases in the commercial, construction, government and mining sectors. Sales revenues increased by 11% between the periods. Adjusted EBITDA was $19.6 million for the second quarter of fiscal year 2021, as compared with $19.9 million for the prior year's quarter, a decrease of approximately 2%. Adjusted EBITDA from Pac-Van increased by 8% to $19.0 million, from $17.6 million in the second quarter of fiscal year 2020, and adjusted EBITDA from Lone Star decreased to $0.6 million versus $2.3 million in the year-ago quarter.

North American manufacturing revenues for the second quarter of fiscal year 2021 totaled $1.9 million and included intercompany sales of $1.4 million from sales to our North American leasing operations. This compares to $3.1 million of total sales, including intercompany sales of $1.5 million during the second quarter of fiscal year 2020. On a stand-alone basis, prior to intercompany adjustments, adjusted EBITDA was a slight loss of $41,000 in the second quarter of fiscal year 2021, as compared with an adjusted EBITDA loss of $97,000 for the year-ago quarter.

Asia-Pacific
Revenues from the Asia-Pacific region for the second quarter of fiscal year 2021 totaled $29.2 million, as compared with $29.9 million for the second quarter of fiscal year 2020, a decrease of 2%. The Australian dollar strengthened against the U.S. dollar between the periods, so on a local currency basis, total revenues decreased by 9%. The decrease in revenues in local dollars was driven primarily by decreased revenues in the transportation sector and was partially offset by revenue increases in the mining, moving and storage, consumer and retail sectors. In the second quarter of fiscal year 2020, the transportation sector included two large sales totaling A$6.5 million. Leasing revenues increased by 4% on a year-over-year basis, but decreased by approximately 3% in local currency, primarily due to a revenue decrease in the construction sector. Adjusted EBITDA for the second quarter of 2021 was $8.3 million, as compared with $7.9 million in the year-ago quarter, an increase of 5%. On a local currency basis, adjusted EBITDA decreased by approximately 2%.

Balance Sheet and Liquidity Overview

At December 31, 2020, the Company had total debt of $372.0 million and cash and cash equivalents of $11.8 million, compared with $379.8 million and $17.5 million at June 30, 2020, respectively. At December 31, 2020, our North American leasing operations had $87.9 million available to borrow under its senior credit facility, and our Asia-Pacific leasing operations had, including cash at the bank, $36.6 million (A$47.4 million) available to borrow under its senior credit facility.

During the first six months of fiscal year 2021, the Company generated cash from operating activities of $29.8 million, as compared to $37.5 million for the comparable year-ago period. In the first six months of fiscal year 2021, the Company invested a net $4.5 million (investing $6.9 million in North America and realizing net proceeds of $2.4 million in the Asia-Pacific) in the lease fleet, as compared to $17.9 million in net fleet investment ($17.3 million in North America and $0.6 million in the Asia-Pacific) in the first six months of fiscal year 2020.

Receivables were $43.1 million at December 31, 2020, as compared to $44.1 million at June 30, 2020. Days sales outstanding in receivables for our Asia-Pacific leasing operations decreased from 43 days as of June 30, 2020 to 38 days as of December 31, 2020 and, for North American leasing operations, decreased from 40 days as of June 30, 2020 to 36 days as of December 31, 2020.

Outlook

The COVID-19 pandemic continues and it remains difficult to reasonably predict the extent to which our results of operations will ultimately be impacted by the pandemic in fiscal year 2021. However, based on our first half results and depending on conditions in the oil and gas sector in Texas and the translation effect of the Australian dollar to the U.S. dollar, management estimates that consolidated revenues for fiscal year 2021 will be in the range of $335 million to $350 million and consolidated adjusted EBITDA is expected to be 5% to 10% lower in fiscal year 2021 than from fiscal year 2020. This improved outlook does not take into account the impact of any acquisitions that may occur during the remainder of fiscal year 2021.

Conference Call Details

Management will host a conference call today at 8:30 a.m. Pacific Time (11:30 a.m. Eastern Time), to discuss the Company's operating results. The conference call number for U.S. participants is (866) 901-5096 and the conference call number for participants outside the U.S. is (706) 643-3717. The conference ID number for both conference call numbers is 1605269. Additionally, interested parties can listen to a live webcast of the call in the "Investor Relations" section of the Company's website at http://www.generalfinance.com.

A replay of the conference call may be accessed through February 22, 2021 by dialing (800) 585-8367 (U.S.) or (404) 537-3406 (international), using conference ID number 1605269.

After the replay has expired, interested parties can listen to the conference call via webcast in the "Investor Relations" section of the Company's website at http://www.generalfinance.com.

About General Finance Corporation

Headquartered in Pasadena, California, General Finance Corporation (NASDAQ: GFN, www.generalfinance.com) is a leading specialty rental services company offering portable storage, modular space and liquid containment solutions. Management's expertise in these sectors drives disciplined growth strategies, operational guidance, effective capital allocation and capital markets support for the Company's subsidiaries. The Company's Asia-Pacific leasing operations in Australia and New Zealand consist of wholly-owned Royal Wolf (www.royalwolf.com.au), the leading provider of portable storage solutions in those regions. The Company's North America leasing operations consist of wholly-owned subsidiaries Pac-Van, Inc. (www.pacvan.com), provider of primarily portable storage and office containers, mobile offices and modular buildings, and Lone Star Tank Rental Inc. (www.lonestartank.com), provider of liquid storage tank containers. The Company also owns Southern Frac, LLC (www.southernfrac.com), a manufacturer of portable liquid storage tank containers and, under the trade name Southern Fabrication Specialties (www.southernfabricationspecialties.com), other steel products in North America.

Cautionary Statement about Forward-Looking Statements

Statements in this news release that are not historical facts are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, but are not limited to, statements addressing management's views with respect to future financial and operating results, competitive pressures, increases in interest rates for our variable rate indebtedness, our ability to raise capital or borrow additional funds, changes in the Australian, New Zealand or Canadian dollar relative to the U.S. dollar, regulatory changes, customer defaults or insolvencies, litigation, the acquisition of businesses that do not perform as we expect or that are difficult for us to integrate or control, our ability to procure adequate levels of products to meet customer demand, our ability to procure adequate supplies for our manufacturing operations, labor disruptions, adverse resolution of any contract or other disputes with customers, declines in demand for our products and services from key industries such as the Australian resources industry or the U.S. oil and gas and construction industries, the disruption of operations from catastrophic or extraordinary events, including viral pandemics such as the COVID-19 coronavirus, or a write-off of all or a part of our goodwill and intangible assets. These risks and uncertainties could cause actual outcomes and results to differ materially from those described in our forward-looking statements. We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of the press release, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable law. The forward-looking statements contained in this press release are expressly qualified by these cautionary statements. Readers are cautioned that these forward-looking statements involve certain risks and uncertainties, including those contained in filings with the Securities and Exchange Commission.

Investor Contact
Larry Clark
Financial Profiles, Inc.
310-622-8223

-Financial Tables Follow-

GENERAL FINANCE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except share and per share data)
(Unaudited)

	Quarter Ended December 31,		Six Months Ended December 31,	
	2019	2020	2019	2020
Revenues				
Sales:				
Lease inventories and fleet	$ 29,741	$ 30,206	$ 58,532	$ 59,871
Manufactured units	1,583	546	3,756	903
	31,324	30,752	62,288	60,774
Leasing	60,785	58,362	119,718	110,700
	92,109	89,114	182,006	171,474
Costs and expenses				
Cost of sales:				
Lease inventories and fleet (exclusive of the items shown separately below)	21,600	21,215	41,816	42,509
Manufactured units	1,637	628	3,464	1,069
Direct costs of leasing operations	22,761	21,318	45,619	41,929
Selling and general expenses	20,483	19,904	41,138	39,547
Depreciation and amortization	8,609	9,394	18,020	18,460
Operating income	17,019	16,655	31,949	27,960
Interest income	180	151	366	302
Interest expense	(6,930)	(6,686)	(14,254)	(12,383)
Change in valuation of bifurcated derivatives in Convertible Note	3,902	2,584	4,894	1,901
Foreign exchange and other	264	(1,070)	(309)	(744)
	(2,584)	(5,021)	(9,303)	(10,924)
Income before provision for income taxes	14,435	11,634	22,646	17,036
Provision for income taxes	3,994	2,378	6,254	3,697
Net income	10,441	9,256	16,392	13,339
Preferred stock dividends	(922)	(922)	(1,844)	(1,844)
Net income attributable to common stockholders	$ 9,519	$ 8,334	$ 14,548	$ 11,495
Net income per common share:				
Basic	$ 0.31	$ 0.28	$ 0.48	$ 0.39
Diluted	0.30	0.27	0.46	0.38
Weighted average shares outstanding:				
Basic	30,253,075	29,774,426	30,229,164	29,734,141
Diluted	31,537,637	30,770,036	31,433,274	30,645,104

GENERAL FINANCE CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)
(Unaudited)

	June 30, 2020	December 31, 2020
Assets		
Cash and cash equivalents	$ 17,478	$ 11,792
Trade and other receivables, net	44,066	43,128
Inventories	20,928	20,402
Prepaid expenses and other	8,207	12,638
Property, plant and equipment, net	24,396	27,095
Lease fleet, net	458,727	471,988
Operating lease assets	66,225	78,532
Goodwill	97,224	100,398
Other intangible assets, net	18,771	18,022
Total assets	$ 756,022	$ 783,995
Liabilities		
Trade payables and accrued liabilities	$ 46,845	$ 43,121
Income taxes payable	645	353
Unearned revenue and advance payments	24,642	31,030
Operating lease liabilities	67,142	80,115
Senior and other debt, net	379,798	372,022
Fair value of bifurcated derivatives in Convertible Note	18,325	16,424
Deferred tax liabilities	43,708	46,985
Total liabilities	581,105	590,050
Commitments and contingencies	—	—
Equity		
Cumulative preferred stock, $.0001 par value: 1,000,000 shares authorized; 400,100 shares issued and outstanding (in series)	40,100	40,100
Common stock, $.0001 par value: 100,000,000 shares authorized; 30,880,531 shares issued and 29,968,766 shares outstanding at June 30, 2020 and 31,139,470 shares issued and 30,227,705 shares outstanding at December 31, 2020	3	3
Additional paid-in capital	183,051	182,434
Accumulated other comprehensive loss	(22,106)	(15,800)
Accumulated deficit	(20,790)	(7,451)
Treasury stock, at cost; 911,765 shares	(5,845)	(5,845)
Total General Finance Corporation stockholders' equity	174,413	193,441
Equity of noncontrolling interests	504	504
Total equity	174,917	193,945
Total liabilities and equity	$ 756,022	$ 783,995

Explanation and Use of Non-GAAP Financial Measures

Earnings before interest, income taxes, impairment, depreciation and amortization and other non-operating costs and income ("EBITDA") and adjusted EBITDA are non-U.S. GAAP measures. We calculate adjusted EBITDA to eliminate the impact of certain items we do not consider to be indicative of the performance of our ongoing operations. In addition, in evaluating adjusted EBITDA, you should be aware that in the future, we may incur expenses similar to the expenses excluded from our presentation of adjusted EBITDA. Our presentation of adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. We present adjusted EBITDA because we consider it to be an important supplemental measure of our performance and because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry, many of which present EBITDA and a form of adjusted EBITDA when reporting their results. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. We compensate for these limitations by relying primarily on our U.S. GAAP results and using adjusted EBITDA only supplementally. The following tables show our adjusted EBITDA and the reconciliation from net income on a consolidated basis and from operating income (loss) for our operating segments (in thousands):

	Quarter Ended December 31,		Six Months Ended December 31,	
	2019	2020	2019	2020
Net income	$ 10,441	$ 9,256	$ 16,392	$ 13,339
Add (deduct) —				
Provision for income taxes	3,994	2,378	6,254	3,697
Change in valuation of bifurcated derivatives in Convertible Note	(3,902)	(2,584)	(4,894)	(1,901)
Foreign exchange and other	(264)	1,070	309	744
Interest expense	6,930	6,686	14,254	12,383
Interest income	(180)	(151)	(366)	(302)
Depreciation and amortization	8,706	9,495	18,218	18,660
Share-based compensation expense	685	514	1,368	1,038
Refinancing costs not capitalized	---	147	--	297
Adjusted EBITDA	$ 26,410	$ 26,811	$ 51,535	$ 47,955

	Quarter Ended December 31, 2019				Quarter Ended December 31, 2020			
	Asia-Pacific	North America			Asia-Pacific	North America		
	Leasing	Leasing	Manufacturing	Corporate	Leasing	Leasing	Manufacturing	Corporate
Operating income (loss)	$ 4,646	$ 14,062	$ (203)	$ (1,717)	$ 5,028	$ 13,141	$ (154)	$ (1,441)
Add -								
Depreciation and amortization	3,056	5,732	97	3	3,227	6,347	101	3
Share-based compensation	183	118	9	375	48	134	12	320
Refinancing costs not capitalized	-	-	-	-	-	-	-	147
Adjusted EBITDA	$ 7,885	$ 19,912	$ (97)	$ (1,339)	$ 8,303	$ 19,622	$ (41)	$ (971)
Intercompany adjustments			$ 49				$ (102)	

	Six Months Ended December 31, 2019				Six Months Ended December 31, 2020			
	Asia-Pacific	North America			Asia-Pacific	North America		
	Leasing	Leasing	Manufacturing	Corporate	Leasing	Leasing	Manufacturing	Corporate
Operating income (loss)	$ 7,349	$ 27,731	$ (27)	$ (3,383)	$ 9,303	$ 21,586	$ (371)	$ (2,748)
Add -								
Depreciation and amortization	7,009	11,369	198	6	6,256	12,563	200	6
Share-based compensation expense	366	235	18	749	96	268	24	650
Refinancing costs not capitalized	-	-	-	-	-	150	-	147
Adjusted EBITDA	$ 14,724	$ 39,335	$ 189	$ (2,628)	$ 15,655	$ 34,567	$ (147)	$ (1,945)
Intercompany adjustments			$ (85)				$ (175)	